UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

North State Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

662585 10 8

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 662585 10 8

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) W. Harold Perry
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person with	5. Sole Voting Power 28,706
6. Shared Voting Power 355,243
7. Sole Dispositive Power 28,706
8. Shared Dispositive Power 355,243

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,949
10.	Check Box if the Aggregate Amount in Row (9) Excludes

CUSIP No. 662585 10 8

	Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 5.35%
12.	Type of Reporting Person IN

CUSIP No. 662585 10 8

Item 1	(a)	Name of Issuer

North State Bancorp

Item 1	(b)	Address of Issuer’s Principal Executive Offices

4270 The Circle at North Hills, Raleigh, North Carolina 27609

Item 2	(a)	Name of Person Filing

W. Harold Perry

Item 2	(b)	Address of Principal Business Office, or if none, Residence

5909 Falls of Neuse Road, Raleigh, North Carolina 27609

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

662585 10 8

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

	(a)	Amount beneficially owned:

At December 31, 2008, Mr. Perry beneficially owned an aggregate of 383,949 shares of the Issuer’s common stock which includes: 26,556 shares held of record by Mr. Perry; 355,243 shares held of record by Mr. Perry and his wife; and 2,150 shares held of record by Mr. Perry as custodian for the benefit of his grandchild.

	(b)	Percent of class:

CUSIP No. 662585 10 8

5.35%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

28,706

(ii) Shared power to vote or to direct the vote:

355,243

(iii) Sole power to dispose or to direct the disposition of:

28,706

(iv) Shared power to dispose or to direct the disposition of:

355,243

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 662585 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2009

Date

/s/ W. Harold Perry
Signature

W. Harold Perry
Name